UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002

Commission File Number: 333-98397

LINGO MEDIA INC.

________________________________________________________________________________________________

151 Bloor Street West, Suite 890, Toronto, Ontario Canada M5S 1S4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

LINGO MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001

CONTENTS

Auditors’ Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Schedule B

Signatures

Certificates

AUDITORS' REPORT

To the Directors of

Lingo Media Inc.

We have audited the consolidated balance sheet of Lingo Media Inc. as at December 31, 2002, and the consolidated statement of operations, deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2002, and the results of operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2001 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements dated May 3, 2002.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended December 31, 2002 and shareholders equity as at December 31, 2002 to the extent summarized in Note 18 to the consolidated financial statements.

Toronto, Ontario

May 9, 2003

CHARTERED ACCOUNTANTS

LINGO MEDIA INC.

Consolidated Balance Sheets

December 31, 2002 and 2001

	2002	2001

Assets
Current assets:
Cash	$ 79,871	$ 7,473
Accounts receivable (note 2)	601,379	336,840
Loan receivable (note 3)	18,815	34,383
Inventory	34,243	-
Prepaid expenses	85,623	52,778
Work in progress	-	100,380
	819,931	531,854

Capital assets, net (note 4)	45,742	51,388
Development costs, net (note 5)	727,641	850,619
Acquired publishing content, net (note 6)	265,012	335,681
Software development costs, net (note 7)	72,440	113,835
	$ 1,930,766	$ 1,883,377

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$ 166,822	$ 165,229
Accrued liabilities	30,373	41,000
Current portion of long-term debt (note 8)	106,274	411,096
	303,469	617,325

Long-term debt (note 8)	-	54,480

Shareholders’ equity:
Capital stock (note 9(a))	3,113,949	2,720,891
Deferred stock based compensation	(45,208)	-
Deficit	(1,441,444)	(1,509,319)
	1,627,297	1,211,572

Commitments (note 16)
Subsequent events (note 17)
	$ 1,930,766	$ 1,883,377

On behalf of the Board:

“Michael P. Kraft”___________

Michael P. Kraft, Director

“Richard J.G. Boxer”_________

Richard J.G. Boxer, Director

See accompanying notes to consolidated financial statements

LINGO MEDIA INC.

Consolidated Statements of Operations and Deficit

December 31, 2002 and 2001

	2002	2001

Revenue	$ 1,329,120	$ 333,691
Costs of sales	444,275	42,138
	884,845	291,553
Expenses:
General and administrative	470,732	406,961
Other interest and bank charges	3,428	4,698
Income (loss) before interest, taxes and amortization	410,685	(120,106)

Amortization	256,031	84,774
Interest on long-term debt	45,453	48,952
Amortization of stock based compensation	4,792	-
	306,276	133,726

Income (loss) before the undernoted items	104,409	(253,832)

Gain on sale of subsidiary (note 19)	-	197,719

Gain on issue of shares by subsidiary (note 15)	101,588	48,750

Income (loss) before income taxes and other taxes	205,997	(7,363)

Income taxes and other taxes (note 10)	138,122	37,343

Net Income (loss) for the year	67,875	(44,706)

Deficit, beginning of year	(1,509,319)	(1,464,613)

Deficit, end of year	$ (1,441,444)	$ (1,509,319)

Earnings (loss) per share - basic and diluted (note 9)	$ 0.00	$ (0.00)

Weighted average number of common shares outstanding (note 9)	16,023,289	13,234,933

See accompanying notes to consolidated financial statements

LINGO MEDIA INC.

Consolidated Statements of Cash Flows

December 31, 2002 and 2001

	2002	2001

Cash flows provided by (used in):
Operations:
Net income (loss) for the year	$ 67,875	$ (44,706)
Items not affecting cash:
Gain on sale of subsidiary	-	(197,719)
Gain on issue of shares by subsidiary	(101,588)	(48,750)
Amortization of stock based compensation	4,792	-
Amortization of capital assets	10,678	12,847
Amortization of development costs	133,289	43,910
Amortization of acquired publishing content	70,669	17,668
Amortization of software development costs	41,395	10,349
Change in non-cash balances related to operations:
Short-term investments	-	67,099
Grant receivable	(54,000)	-
Accounts receivable	(540,617)	(193,173)
Factored receivables	330,040	-
Loan receivable	15,568	28,018
Inventory	(34,243)	-
Prepaid expenses	(32,965)	34,697
Work in progress	100,380	(50,329)
Accounts payable	1,592	(33,087)
Accrued liabilities	(10,627)	-
Customer deposits	-	(50,250)
	2,238	(403,426)

Financing:
Repayment of bank indebtedness	-	(145,000)
Increase in long-term debt	348,331	566,713
Repayment of long-term debt	(707,634)	(199,087)
Issuance of capital stock	370,000	113,500
Share issuance costs	(26,942)	-
Issuance of capital stock by subsidiary	101,588	48,750
	85,343	384,876

Investments:
Purchase of capital assets	(4,870)	-
Development costs	(10,313)	(168,184)
Proceeds on sale of subsidiary	-	150,000
	(15,183)	(18,184)

Increase (decrease) in cash	72,398	(36,734)
Cash, beginning of year	7,473	44,207
Cash, end of year	79,871	7,473
Supplemental cash flow information:
Interest paid	$ 57,553	$ 38,730

See accompanying notes to consolidated financial statements

LINGO MEDIA INC.

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

Lingo Media Inc. (the "Company") develops, publishes, distributes and licenses books, audiocassettes, multimedia and ancillary products for English language learning for the school and retail markets in China and Canada.

1.

Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, Lingo Media Ltd., Lingo Media International Inc. and EnglishLingo, Inc.  All significant intercompany transactions and balances have been eliminated.

(b)

Revenue recognition:

Revenue from the sale of publishing and ancillary products is recognized upon delivery and as long as all vendor obligations, which consist primarily of obtaining customer acceptance, have been satisfied.  Amounts received in advance of revenue recognition are recorded as customer deposits.

Royalties are recognized when the sale of the underlying products is confirmed and collectibility is assured.

(c) Accounts receivable:

The Company factors certain of its accounts receivables. The company reports accounts receivable net of factoring amount once the risk of collection of factored accounts receivable, due to non-payment from the customer, is covered under the insurance policy. The factored accounts receivable are backed by an insurance policy through Export Development Corporation.

(d) Inventory and Work in progress:

Inventory and work in progress is recorded at the lower of cost and net realizable value.

(e) Capital assets:

Office equipment is recorded at cost and is amortized over its estimated useful life on a declining-balance basis at 20% per annum. The Company regularly reviews the carrying values of its capital assets by comparing the carrying amount of the asset to the expected future cash flows to be generated by the asset.  If the carrying value exceeds the amount recoverable, a write-down of the asset to estimated fair value is charged to the consolidated statements of operations and deficit.

(f) Development costs:

Development costs associated with pre-operating expenses of Alpha Media™, Alpha Publishing™ and Alpha Brand Name Books™ have been capitalized.  In addition, the Company has capitalized pre-operating costs relating to establishing a business base in the United States and the development of business in China.  Pre-operating costs are capitalized until the commencement of commercial operations and then amortized on a straight-line basis, over a maximum of five years.  The carrying value is assessed on a periodic basis to determine if a write-down is required. Development costs are amortized on a straight-line basis over a maximum of five years.

(g) Acquired publishing content:

The costs of obtaining the English as a Foreign Language ("EFL") program entitled "Communications: An Interactive EFL Program" and an international folktale series entitled "Stories Lost and Found: The Universe of Folktale" have been capitalized and are being amortized over a five-year period.

The Company regularly reviews the carrying values of its acquired publishing content.  The Company supports the carrying value of these assets based on the undiscounted value of expected future cash flows.  If the carrying value exceeds the amount recoverable, a write-down of the asset to estimated fair value is charged to the consolidated statement of operations.

(h)

Software development costs:

The Company has deferred software development costs incurred in connection with a computer software program to be used by children in reading and writing that promote and facilitate the development of communication skills in the English language.  Software development costs are deferred once technological feasibility for a product is established.  Software development costs are amortized on a straight-line basis over a maximum of three years. Technological feasibility is established when the Company has completed all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its design specifications, including functions, features and technical performance requirements.

The Company regularly reviews the carrying values of its software development costs.  The Company supports the carrying value of these assets based on the undiscounted value of expected future cash flows.  If the carrying value exceeds the amount recoverable, a write-down of the asset to estimated fair value is charged to the consolidated statements of operations.

(i)  Future income taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for income tax purposes.  Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

(j) Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at the consolidated balance sheet dates.  Non-monetary assets and liabilities are translated at historical rates.  Transactions in foreign currencies are translated into Canadian dollars at the approximate rates prevailing at the dates of the transactions.  Foreign exchange gains and losses are included in loss or gain for the year.

The Company's integrated foreign operations are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items.  Revenue and expenses are translated at exchange rates prevailing during the year.  Exchange gains and losses are included in loss or gain for the year.

(k) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year.  Actual results will differ from those estimates.  Significant areas requiring the use of management estimates related to the useful lives and impairment of capital assets, development costs, acquired publishing content and software development costs.

(l) Earnings (loss) per share:

In fiscal 2001, the Company adopted the new provisions of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3500, "Earnings per Share".  Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental common shares issuable upon the exercise of stock options using the treasury stock method.

Previously, the Company calculated diluted earnings per share using the imputed earnings method.  The change in accounting policy has been applied retroactively and had no impact on previously reported amounts.

(m)

Stock-based compensation plan:

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870, which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees.  However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees but instead provide pro forma information.  The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.  The pro forma effect of awards granted prior to January 1, 2002 has not been included.

The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method.  The fair value of the options issued in the quarter is determined using the Black-Scholes option pricing model.  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period.  For the year ended December 31, 2002, the Company’s pro forma net earnings are identical to reported earnings as none of the options issued to employees had vested.

Employees

The company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. Pro-forma net income and earning per share, as if the fair value based accounting method had been used to account for stock-based compensation cost, are provided. Stock options issued to employees were not vested during the year.

Non-employees

For stock-based compensation issued to non-employees, the company recognizes an asset or expense based on the fair value of the equity instrument issued.

2.         Account Receivable:

Accounts receivable consist of:

	2002	2001

Trade receivables at face amount	$ 877,419	$ 336,840
Factored receivables (ii)	(330,040)	-
	547,379	-
Grant receivable (i)	54,000	-
Total	$ 601,379	$ 336,840

(i)

Grant receivable (note 11) was used to reduce general and administrative expenses relating to the Company’s publishing projects.

(ii)

The Company factored certain of its receivables with its bank. The factoring agreement is backed by an insurance policy through Export Development Corporation to minimize any exposure that the company might face in case of the non-payment from the customer.

3.       Loan receivable:

The loan receivable, which is due from a non-related party, is due on demand, bears interest at 8.5% per annum, and is secured by a personal guarantee.

4.     Capital assets:

Capital assets consist of the following:

	2002	2001
Office equipment:
Cost	$ 101,470	$ 96,438
Less: accumulated amortization	(55,728)	(45,050)
	$ 45,742	$ 51,388

5.

Development costs:

Development costs consist of the following:

	2002	2001

Cost	$ 1,145,410	$ 1,135,099
Less: accumulated amortization	(417,769)	(284,480)

	$ 727,641	$ 850,619

6.

Acquired publishing content:

Acquired publishing content consists of the following:

	2002	2001

Cost	$ 353,349	$ 353,349
Less: accumulated amortization	(88,337)	(17,668)

	$ 265,012	$ 335,681

7.

Software development costs:

Software development costs consist of the following:

	2002	2001

Cost	$ 124,184	$ 124,184
Less: accumulated amortization	(51,744)	(10,349)

	$ 72,440	$ 113,835

8.

Long-term debt:

	2002	2001

Bank loan, bearing interest at prime rate plus 8% per annum, secured by a general security agreement and due in full on April 1, 2002	$ -	$ 364,621
Bank loan, repayable in monthly instalments of $4,225 plus interest, bearing interest at prime, secured by a general security agreement, maturing November 23, 2002. During the year, the bank offered to extend the terms of repayment by an additional six months thereby the loan will mature on June 23, 2003	12,675	59,150
Shareholder loan, bearing interest at 12% per annum and due on demand	93,599	36,805
Shareholder loan, bearing interest at 12% per annum and due on January 31, 2003	-	5,000
	106,274	465,576

Less current portion	(106,274)	(411,096)

	$ -	$ 54,480

9.

Capital stock, warrants and stock options:

(a)

Authorized:

Unlimited preference shares, no par value

Unlimited common shares, no par value

The following details the changes in issued and outstanding shares for the two years ended December 31, 2002:

Common shares
Number	Amount

Balance, December 31, 2000	15,933,827	$ 2,607,391
Issued:
Private placement (i)	1,000,000	100,000
Less: Share issue costs		(6,500)
Options exercised	100,000	20,000

Balance, December 31, 2001	17,033,827	2,720,891
Issued:
Private placement (ii)	3,700,000	370,000
Less: Share issue costs		(26,942)
Stock based compensation		50,000

Balance, December 31, 2002 (iii)	20,733,827	$ 3,113,949

(i)

On November 23, 2001, the Company completed a private placement of 1,000,000 common shares and 500,000 Class C Purchase Warrants for cash proceeds, net of issue costs, of $93,500.  The Class C Purchase Warrants entitle the holder to acquire one common share for a price of $0.15 per share for each warrant.  The Class C Purchase Warrants were originally to expire on November 23, 2002. These Warrants were extended during the year 2002 for a year to expire on November 30, 2003.

(ii)

During March 2002, the Company completed a private placement of 3,700,000 common shares and 2,775,000 Class D Purchase Warrants for cash proceeds, net of issue costs of $343,058.  The Class D Purchase Warrants entitle the holder to acquire one common share for a price of $0.10 per share for each warrant.  The Class D Purchase Warrants were originally to expire March 30 2003. 150,000 warrants were exercised in March 2003. These unexercised warrants, 2,625,000 Class D Purchase Warrants, were extended to expire on December 31, 2003 at an exercise price of $0.12 per share.

(iii)

Escrowed Shares:

On April 30, 1997, the Company entered into a performance escrow agreement in Form C of the Canadian Venture Exchange (the “Exchange”) with Montreal Trust Company of Canada and certain security holders (the “Escrow Agreement”). The Escrow Agreement related to the escrow of certain common shares of the Company issued upon completion of the reverse take over transaction between Alpha Corporation (now “Lingo Media Ltd.”) and Alpha Ventures Inc. (now “Lingo Media Inc.”) in 1997. At the time of the transaction, 2,860,528 common shares (the “Escrowed Shares”) were subject to a performance escrow agreement (“Performance Escrow Agreement”). These shares are now subject to a new escrow agreement (“Time Release Escrow Agreement”) made as of December 10, 2002 whereby the Escrowed Shares will be released on a timed release basis rather than the performance based release provisions of the Performance Escrow Agreement. Under the Time Release Escrow Agreement, the Escrowed Shares will be released, pro rata to the security holders, as follows:

Release date	Number of Escrowed Shares to be released

May 10, 2003	295,054
August 28, 2003	427,581
February 28, 2004	427,581
August 28, 2004	427,581
February 28, 2005	427,581
August 28, 2005	427,580
February 28, 2006	427,580

(b)

Deferred Stock Based Compensation:

December 31, 2001	$ -
Stock Based Compensation During 2002	(50,000)
Amortization of Stock Based Compensation	4,792
December 31, 2002	$ (45,208)

(c)

Stock option plan:

In November 1996, the Company adopted a stock option plan (the “1996 Plan”) to replace the previous plan.  The 1996 Plan was established to encourage ownership of common shares by directors, senior officers, employees and consultants of the Company and its subsidiaries.  The maximum number of shares which may be reserved for issuance under the 1996 Plan is limited to 1,078,000 common shares, provided that the board has the right, from to time, to increase such number subject to shareholder and regulatory approvals.  The maximum number of common shares that may be reserved for issuance to any one person under the 1996 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.  The exercise price of of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant, less any discount specifically permitted by the TSX Venture Exchange.  The exercise period of the options granted can not exceed five years. The directors of the Company may from time to time amend or revise the terms of the 1996 Plan or may terminate it Plan at any time.

During May 2000, the Company adopted another stock option plan (the “2000 Plan”) for the benefit of the directors, officers, employees and consultants of the Company. The 2000 Plan was amended and restated in June 2002 to increase the maximum number of common shares which may be reserved for issuance under the 2000 Plan from 2,384,074 to 4,416,765 less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, provided the number of shares set aside for issuance at any time under the 2000 Plan do not exceed 10% of the Company’s then issued and outstanding common shares.  The Board of Directors have the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.  The maximum number of common shares which may be reserved for issuance to any one person under the 2000 Plan is 5% of the common shares outstanding at the time of the grant less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism.

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant, less any discount specifically permitted by the TSX Venture Exchange. The exercise period of the options granted can not exceed five years.  Options granted under the 2000 Plan vest over an 18 month period with no greater than 16.67% of any options granted to an optionee vesting in any three month period or such longer period as the Board may determine.  The Board of Directors may from time to time amend or revise the terms of the 2000 Plan or may terminate it at any time.

The expiry dates for the options outstanding as at December 31, 2002 ranges from January 28, 2003 to October 9, 2007. Currently 610,000 options are outstanding under the 1996 Plan and 1,888,340 are outstanding under the 2000 Plan.

Changes for the stock option plans during the years ended December 31, 2002 and 2001 are as follows:

	2002		2001
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

Options outstanding, beginning of year	1,895,000	$ 0.43	1,210,000	$ 0.34
Options granted	695,000	0.10	925,000	0.14
Options exercised	-	-	(100,000)	0.20
Options cancelled	(91,660)	0.19	(60,000)	0.20
Options expired	-	-	(80,000)	0.20

Options outstanding, end of year	2,498,340	0.20	1,895,000	0.43

Options exercisable, end of year	1,831,665	$ 0.23	1,017,536	$ 0.26

The following table summarizes information about stock options outstanding at December 31, 2002:

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding	Weighted average exercise price

$0.10 - $0.12	1,375,000	4.07	$ 0.11	708,325	$ 0.11
$0.20 - $0.22	743,340	1.34	0.20	743,340	0.20
$0.45 - $0.50	380,000	2.66	0.49	380,000	0.49

All vested options are exercisable as of December 31, 2002.

(c)

Fair value of option:

The weighted average grant-date fair value of stock options granted to employees and directors during 2002 has been estimated at $0.10 using the Black-Scholes option-pricing model. For purpose of proforma disclosures, the estimated fair value of the options granted after January 1, 2002 is amortized to expense over the options vesting periods. The Company’s proforma net income (loss) under Canadian generally accepted accounting principles would be reduced by $6,532 from $67,876 to $61,344 for the year ended December 31, 2002. Basic earnings (loss) per share figures would not have changed. The pricing model assumes weighted average risk free interest rates of 4.75% weighted average expected dividend yields of nil, weighted average expected common stock price volatility of 207% and a weighted average expected life of 5 years.

(d)

Warrants:

The Following summarizes the Class C warrants outstanding:

	Number of warrants	Weighted average exercise price

December 31, 2000	-	$ -
Issued (note 9)	500,000	0.15
December 31, 2001 and 2002	500,000	$ 0.15

The following summarizes the Class D warrants outstanding:

	Number of warrants	Weighted average exercise price

December 31, 2000 and 2001	-	$ -
Issued (note 9)	2,775,000	0.10
December 31, 2002	2,775,000	$ 0.10

		Warrants outstanding		Warrants exercisable
Class	Range of exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number outstanding	Weighted average exercise price

C	$0.15	500,000	0.92	$ 0.15	500,000	$ 0.15
D	$0.10	2,775,000	1.00	0.10	2,775,000	0.10

3,275,000	0.98	$ 0.10	3,275,000	$ 0.10

(e)

Earnings (loss) per share:

Basic loss per share:

	2002	2001
Numerator:
Income (Loss) for the year	$ 67,876	$ (44,706)

Denominator:
Average number of common shares outstanding	18,883,827	16,095,471
Escrowed shares	(2,860,538)	2,860,538
Weighted average number of common shares	16,023,289	13,234,933

Basic and diluted earnings (loss) per share	$ 0.00	$ (0.00)

The determination of the weighted average number of common shares outstanding for the calculation of diluted loss per share does not include the effect of outstanding warrants and share options since they are anti-dilutive.

10.     Income taxes:

The provision for income taxes reflects an effective income tax rate, which differs from the Canadian corporate income tax rate as follows:

	2002	2001

Combined basic Canadian federal and provincial income tax rate	38.6%	42.1%

Effective income tax charge on loss before income taxes	$ 79,000	$ (3,000)
Increase (decrease) resulting from:
Change in the valuation allowance for future tax assets allocated to income tax expense	2,000	(54,000)
Adjustment to future tax assets and liabilities for enacted changes in tax laws and rates	-	230,000
Non-taxable portion of gain on sale of subsidiary	-	(55,000)
Non-taxable portion of gain on issue of shares by subsidiary	(39,000)	(21,000)
Withholding tax on sales to China	135,261	37,343
Other	(39,139)	(97,000)

	$ 138,122	$ 37,343

The tax effect of temporary differences representing future assets is as follows:

	2002	2001

Future tax assets:
Operating loss carryforwards	$ 669,000	$ 650,000
Share issue costs	73,000	90,000
Capital assets	-	-
	742,000	740,000

Valuation allowance	(742,000)	(740,000)

Net future tax assets	$ -	$ -

Future tax assets and liabilities will be impacted by changes in tax laws and rates.  The effects of these changes are not currently determinable.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible.  Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

At December 31, 2002, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $ 2,023,000.  These losses expire in the following fiscal years:

2004	$ 271,000
2005	501,000
2006	303,000
2007	505,000
2008	387,000
2009	56,000

$ 2,023,000

11.    Government grants:

The Company recorded government grants receivable of approximately $ 54,000 (2001 – nil), relating to the Company's publishing projects in China and Canada. These government grants are included in general and administration expenses related to these projects.

12.

Related party balances and transactions:

During the year, the Company had the following transactions with related parties that have not been disclosed elsewhere in the financial statements:

Consulting fees of $90,000 (2001 - $100,000) were paid to a company controlled by a director of the Company in the normal course of business.  At December 31, 2002, $ 16,050 (2001 - $10,700) is included in accounts payable.  A success fee of $ 18,500 (2001 - $5,000) was paid to a company controlled by a director of the Company.

The shareholder loans bear interest at 12% (2001 - 12%) per annum.  Interest expense for the year was $ 11,786 (2001 - $8,963).

13.    Financial instruments and risk management:

(a)

Currency risk:

The Company is subject to currency risk through its activities outside of Canada.  Unfavourable changes in the exchange rate may affect the operating results of the Company.  The Company is also exposed to foreign exchange risk as a substantial amount of its revenue is denominated in U.S. dollars and Chinese Reminibi ("RMB").

The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk.  There were no derivative instruments outstanding at December 31, 2002 and 2001.

(b)

Fair market values:

The carrying values of cash, accounts receivable, loan receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity.  The fair value of long-term debt is not significantly different from its carrying value based on rates for similar instruments currently available to the Company and its maturity terms.  The fair value of the shareholder loans is not determinable due to their related party nature and terms.

(c)

Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, accounts receivable and loan receivable.  Cash and short-term investments consist of deposits with major financial institutions.  With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them.  Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.  The loan receivable is secured by a personal guarantee.

A summary of sales to major customers that exceeded 10% of total sales during the year and the approximate amount due from the customer, as of December 31, 2002 and 2001, are as follows:

	Sales		Accounts receivable
	2002	2001	2002	2001

Customer 1	70%	74%	78%	63%
Customer 2	-	19%	11%	33%

14.

Segmented information:

The Company operates as an international business and has no distinct reportable business segments.

The Company develops books, audiocassettes, multimedia and ancillary products for English language learning to be sold or licensed to the school market, primarily in China and Canada.  This service is called Educational Publishing. In the past, the Company also developed, original publishing properties on a contract basis for corporate clients.  This service was called Trade Publishing.

The Company's revenue by geographic region based on the region in which the customer is located is as follows:

	2002	2001

Canada	$ 397,336	$ 21,068
China	931,784	312,623
	$ 1,329,120	$ 333,691

The Company’s revenue by type of service is as follows:

	2002	2001

Educational Publishing	$ 1,329,120	$ 333,691

	$ 1,329,120	$ 333,691

Substantially all of the Company's identifiable assets as at December 31, 2002 and 2001 are located in Canada.

15.    Issue of shares by subsidiary:

When a subsidiary issues shares to an external party, the Company records a dilution gain or loss equal to the difference between the proceeds received and the Company's proportionate book value interest given up.

On December 27, 2001, EnglishLingo, Inc., a subsidiary of the Company, issued 1,300,000 common shares at $0.0375 per share for total cash proceeds of $48,750 pursuant to the distribution exemption as a "closely-held issuer" within the meaning of Rule 45-501 of the Ontario Securities Commission.  As a result of this offering, the Company recorded a dilution gain of $48,750.  Prior to the transaction, the Company owned 100% of EnglishLingo, Inc.'s common shares.  Subsequently, the Company's ownership interest was 93.9%.

During January to August 2002, EnglishLingo, Inc., a subsidiary of the Company, issued 2,709,000 common shares at $0.0375 per share for total cash proceeds of $101,588 pursuant to the distribution exemption as a "closely-held issuer" within the meaning of Rule 45-501 of the Ontario Securities Commission.  As a result of this offering, the Company recorded a dilution gain of $101,588. Prior to the transaction, the Company owned 93.9% of EnglishLingo, Inc.'s common shares.  Subsequently, the Company's ownership interest was 83.3%.

Due to the Company's loss position, no income taxes were recorded on the above dilution gains.

16.    Commitments:

Future minimum lease payments under operating leases for premises and equipment are as follows:

2003	$ 44,149
2004	44,149
2005	10,043
2006	1,611

17.          Subsequent Events:

(i)

During March 2003, 150,000 Class D Warrants were exercised for $0.10 each, by a director of the Company.

(ii)

The unexercised Class D warrants, 2,625,000 Purchase Warrants (note 9 (a)), were extended to expire on December 31, 2003 at an exercise price of $0.12 per share.

18.  Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP"):

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States.

The Following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

Statements of Operations:

	2002	2001

Income (Loss) for the year – Canadian GAAP	$ 67,875	$ (44,706)
Impact of United States GAAP and adjustments:
Development costs (a)	-	(168,184)
Amortization of software development costs	133,290	43,910
Compensation expense (c)	41,395	10,349
Share issue costs (d)	(119,217)	(59,983)
Income (loss) for the year – United States GAAP	(63,058)	-
	$ 60,285	$ (218,614)

Statements of cash flows:

	2002	2001

Cash provided by (used in) operating activities – Canadian GAAP	$ 2,238	$ (403,426)
Impact of United States GAAP and adjustments:
Development costs (a)	-	(168,184)
Cash used by operating activities – United States GAAP	$ 2,238	$ (571,610)

	2002	2001

Cash provided by (used in) Investing activities – Canadian GAAP	$ (15,183)	$ (18,184)
Impact of United States GAAP and adjustments:
Development costs (a)	-	168,184
Cash provided by (used in) by Investing activities – US GAAP	$ (15,183)	$ 150,000

	2002	2001

Cash provided by (used in) financing activities – Canadian GAAP	$ 85,343	$ 384,876
Impact of United States GAAP and adjustments:
Share issue costs (d)	(63,058)	-
Cash used by operating activities – United States GAAP	$ 22,285	$ 384,876

The cumulative effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

	2002	2001

Shareholders’ equity based on Canadian GAAP	$ 1,627,297	$ 1,211,572
Development costs (a)	(717,328)	(850,619)
Software development costs (b)	(72,440)	(113,835)
Share issue costs (d)	(63,058)	-
Compensation expense (c)	(243,250)	(124,033)
Shareholders’ equity – United States GAAP	$ 531,221	$ 123,085

Under United States GAAP, the amounts shown on the consolidated balance sheets for development costs and software development costs would be $10,313 (2001:nil) and nil (2001:nil) for 2002 respectively.

(a)   Development costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and established business and amortizes these costs on a straight-line basis over periods up to five years.  Under United States GAAP, Incremental costs related to development and pre-operating plan of new business are expenses as incurred but the incremental costs incurred for established business are capitalized and amortized over on a straight line basis over periods up to five years.

(b)

Software development costs:

Under United States GAAP, the software development costs would be expensed as incurred.

(c)

Options to consultants:

Starting January 1, 2002 under United States and Canadian GAAP, the Company records compensation expense based on the fair value for stock or stock options granted in exchange for services from consultants. Before January 1, 2002, for the options issued and completely vested the Company did not recognize a compensation expense under Canadian GAAP but recorded a compensation expense under US GAAP for the options issued to consultants.   In respect to options issued before January 1, 2002 but vesting in year 2002, the Company records expense under US GAAP but recognized no expenses under Canadian GAAP.

(d)   Share Issue Costs:

During 2002 the Company incurred these costs to file registration statements with Securities and Exchange Commission in order to interlist for trading in United States. In accordance with US GAAP these costs are expressed as incurred.

(e)   Statement of comprehensive income:

Statement No. 130, Reporting Comprehensive Income ("SFAS 130"), establishes standards for the reporting and disclosure of comprehensive income and its components in financial statements.  Components of comprehensive income or loss include net income or loss and all other changes in other non-owner changes in equity, such as the change in the cumulative translation adjustment and the unrealized gain or loss for the year on "available-for-sale" securities.  For all periods presented, comprehensive loss is the same as loss for the year.

(f)   Stock-based compensation disclosure:

The Company measures compensation expense relating to employee stock option plans for United States GAAP purposes using the intrinsic value method specified by APB Opinion No. 25, which in the Company's circumstances would not be materially different from compensation expense as determined under Canadian GAAP. Had the Company determined compensation expense based on the fair values at the grant dates of the stock options consistent with the method prescribed under Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123 ("SFAS 123"), the Company's loss would have been reported as the pro forma amounts indicated below:

	2002	2001

Income (loss) in accordance with United States GAAP	$ 60,285	$ (218,614)
Pro forma income (loss)	53,755	(271,881)
Pro forma loss per share – basic and diluted	$ (0.00)	$ (0.02)

The effects on pro forma disclosure of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosure in future years.

The weighted average estimated fair value at the date of grant, as defined by SFAS 123, for options granted in fiscal 2002 was $0.10 (2001 - $0.13; 2000 - $0.45).

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2002	2001

Risk-free interest rate	4.75%	3.65%
Dividend yield	-	-
Expected volatility	207%	129%
Expected life of the options in years	5	5

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

(g)   Recent Accounting Pronouncements:

(i)

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143").  SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.  The Company also records a corresponding asset which is depreciated over the life of the asset.  Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  The Company is required to adopt SFAS No. 143 on January 1, 2003 and has not yet quantified the impact of adoption on its financial statements.

(ii)

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144").  SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.  The Company adopted SFAS No. 144 on January 1, 2002.  The adoption of SFAS 144 did not have a material impact on our financial position or results of operations.

(iii)

On April 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (""SFAS 145"").  Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The adoption of SFAS 145 did not have a material impact on our financial position or results of operations.

(iv)

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities.  SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract.  SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).  SFAS No. 146 will be effective for exit or disposal activities of the Company that are initiated after December 31, 2002 and is not expected to have a material impact on our financial position or results of operations.

19.

Gain on Sale of Subsidiary

   On May 28, 2001, the Company sold its majority-owned subsidiary, Alphacom Corporation.

20.

Comparative figures:

Certain comparative figure have been reclassified to conform with the financial statement presentation adopted in the current year.

SCHEDULE B:

1.- Analysis of Expenses

General and Administrative Expenses

Advertising and promotion	$ 14,697
Management fees	100,161
Salaries and benefits	191,990
Office and general	85,557
Insurance	3,901
Communications	12,373
Rent	42,008
Equipment leases	5,812
Shareholder services	18,641
Professional fees	49,592
Grants	(54,000)

470,732

2.- Related Party Transactions

During the year, Lingo Media Inc. (the Company”) paid consulting fees of $90,000 to a corporation controlled by the President/Director of the Company in the normal course of business.  At December 31, 2002, $ 16,050 is included in accounts payable.  In addition, a success fee of $18,500 was paid to a corporation controlled by the President/Director of the Company.

During 2002, certain shareholders and directors made advances to the Company to support Company’s short-term cash flow requirements. The shareholder loans bear interest at 12% (2001 - 12%) per annum.  Interest expense for the year was $11,786 (2001 - $8,963).

3- Summary of Securities Issued and Options Granted during the Period.

Common Shares

Date of Issue	Number Issued	Exercise Price	Total Value

Private Placement	March 28, 2002	3,700,000	$ 0.10	$370,000

Stock Options

Optionee	Date of Issue	Number Issued	Exercise Price	Expiry Date
Consultants	January 14, 2002	150,000	$0.10	January 14, 2007
Michael P. Kraft	October 9, 2002	400,000	$0.10	October 9, 2007
Consultant	October 9, 2002	25,000	$0.10	October 9, 2007
Employee	October 9, 2002	100,000	$0.10	October 9, 2007

4- Summary of Securities at the end of the Period

Common Shares outstanding as at December 31, 2002

20,733,827

Options to purchase Common Shares outstanding

 2,498,340

Class C Warrants outstanding

    500,000

(each warrant exercisable into one common share at

$0.15 per share, expiring November 23, 2002 (the expiry

date of the warrants has been extended to November 23,

2003))

Class D Warrants outstanding

  2,775,000

(each warrant exercisable into one common share at

$0.10 per share, expiring March 30, 2003 (the expiry date for the warrants has been extended to December 31, 2003 and exercise price has been revised to $0.12))

5- Directors and Officers as of the date of this Report is signed and filed.

Michael P. Kraft	Director, President and Chief Executive Officer
Richard J.G. Boxer	Director
Richard H. Epstein	Director
Scott Remborg	Director
Chen Geng	Director
Khurram R. Qureshi	Chief Financial Officer
Imran Atique	Secretary & Treasurer

Description of Business

Lingo Media Inc. develops, publishes, distributes and licenses books, audiocassettes, multimedia and ancillary products for English language learning for the school and retail markets, in Canada and China.

Management Discussion and Analysis

The following Management’s Discussion and Analysis should be read in conjunction with the Company’s annual financial statements for the fiscal year ended December 31, 2002 and the accompanying notes.

Revenue

Revenue for the year 2002 was $1,329,120 compared to $333,691 for 2001, a 298% increase. The increase in the revenue is attributable to the launch of additional levels of the publishing programs in China resulting in revenues of $931,784 and the launch of an elementary school publishing program in Canada resulting in revenues of $397,336.

Cost of Sales

Cost of Sales includes all costs directly related to production and distribution of the products sold such as manufacturing costs, freight, author royalties and sales commissions. Cost of Sales for 2002 were $444,275 as compared to $42,138 for the same period last year. The gross margin for 2002 was $884,845 as compared to $291,553 last year. In 2002, Lingo Media’s gross margins percentage decreased to 67% as compared to 87% last year. The decrease in the gross margin percentage resulted from the change in the revenue mix. Revenue in 2001 was earned mainly from royalty income as opposed to revenue for 2002, which was generated from direct publishing, in addition to the royalty income. The gross margin for the year 2002 increased by 203% as compared to 2001.

 General and Administrative

General and administrative costs consist of costs incurred at the corporate level including executive compensation, consulting fees, administration, marketing, professional fees and shareholders services. These expenses were $470,732 for the year ended December 31, 2002, a 16% increase over 2001’s $406,961. The Company accrued a government grant in the amount of $54,000 during the year 2002, which reduced the general administrative expenses for the year ending December 31, 2002. There was no government grant reduction for last year.  Excluding the government grant, the Company’s general and administrative expenses increased by 29% due to the Company’s increased publishing activities, management’s efforts to increase sales, and non-recurring  professional fees incurred to register the Company with US Securities and Exchange Commission to qualify to trade in US.

Amortization

Amortization increased by 202% over the last year to $256,031 from $84,774. This increase is attributable to the increased amortization of deferred costs taken for twelve months in 2002 as compared to for four months for 2001 in accordance with the Company’s amortization policy.

Stock-Based Compensation

The Company has started accounting for the stock based-compensation expense as per the regulations of CICA effective January 1, 2002. The amortization for the stock-based compensation was $4,792 for 2002.

Net Income

The Company reported net income of $104,410 before extraordinary items and taxes, as compared to a loss of $253,832 last year.

Gain on issue of shares of subsidiary amounted to $101,588 this year whereas the taxes amounted to $138,122. After the gain on sales of shares and income taxes the Company reported a profit of $67,875 as compared to last year’s loss of ($44,706).

During the year 2002 the Company’s operating and financing activates generated cash of $2,238 and $85,343 respectively whereas the investing activities used cash of $15,183.

Liquidity and Capital Resources

As of December 31, 2002, the Company had cash of $79,871 and accounts receivables of  $601,379. The Company’s current assets amounted to $819,931 with current liabilities of $303,469 resulting in a working capital surplus of $516,462.

The Company believes that current cash on hand along with accounts receivable and recurring sales will satisfy working capital requirements for the next 12 months and beyond.

Subsequent Events:

(i)

During March 2003, 150,000 Class D Warrants were exercised for $0.10 each, by a director of the Company.

(ii)

The unexercised Class D warrants, 2,625,000 Purchase Warrants, were extended to expire on December 31, 2003 at an exercise price of $0.12 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINGO MEDIA INC.

By: /s/ “Michael P. Kraft”___________

Michael P. Kraft

President and Chief Executive Officer

By: /s/ “Khurram R. Qureshi”________

Khurram R. Qureshi

Chief Financial Officer

May 26, 2003

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO RULES 13a-14 AND 15d-14

OF THE SECURITIES EXCHANGE ACT OF 1934

I, Michael P. Kraft, Chief Executive Officer of Lingo Media Inc., certify that:

I have reviewed this annual report on Form 6-K of Lingo Media Inc.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

Based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in the report.

I and the other certifying officers are responsible for establishing and maintaining disclosure controls and procedures for the Company.

I and the other certifying officers have designed such disclosure controls and procedures to ensure that material information is made known to us, particularly during the period in which the periodic report is being prepared.

I and the other certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this report; and

I and the other certifying officers have presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on the required evaluation as of that date.

I and the other certifying officers have disclosed to the Company’s auditors and to the audit committee of the board of directors (or persons fulfilling the equivalent function):

(i)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

(ii)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

I and the other certifying officers have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:  May 26, 2003

BY: /s/ MICHAEL P. KRAFT

Michael P. Kraft

President and Chief Executive Officer

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO RULES 13a-14 AND 15d-14

OF THE SECURITIES EXCHANGE ACT OF 1934

I, Khurram R. Qureshi, Chief Financial Officer of Lingo Media Inc., certify that:

I have reviewed this annual report on Form 6-K of Lingo Media Inc.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

Based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in the report.

I and the other certifying officers are responsible for establishing and maintaining disclosure controls and procedures for the Company.

I and the other certifying officers have designed such disclosure controls and procedures to ensure that material information is made known to us, particularly during the period in which the periodic report is being prepared.

I and the other certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this report; and

I and the other certifying officers have presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on the required evaluation as of that date.

I and the other certifying officers have disclosed to the Company’s auditors and to the audit committee of the board of directors (or persons fulfilling the equivalent function):

(i)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

(ii)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

I and the other certifying officers have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:  May 26, 2003

BY: /s/ KHURRAM R. QURESHI

Khurram R. Queshi

Chief Financial Officer